Exhibit 99.1

PRESS RELEASE

For Immediate Release

AEROPUERTOS ARGENTINA 2000 S.A.

ANNOUNCES EXCHANGE OFFER AND CONSENT SOLICITATION FOR ITS

6.875% SENIOR SECURED NOTES DUE 2027(SERIES 2017 NOTES), (CUSIP: 00786P AC8 / P0092M AE3; ISIN: US00786PAC86 /USP0092MAE32),

AND

6.875% CASH/9.375% PIK CLASS I SERIES 2020 ADDITIONAL SENIOR SECURED NOTES DUE 2027 (SERIES 2020 NOTES), (CUSIP: 00786P AD6 / P0092M AF0; ISIN: US00786PAD69 /USP0092MAF07)

BUENOS AIRES, Argentina, September 28, 2021 – Aeropuertos Argentina 2000 S.A. (the “Company” or “AA2000”) announced today the commencement of an offer (the “Exchange Offer”) to exchange any and all of its outstanding 6.875% Senior Secured Notes due 2027 issued on February 6, 2017 (the “Series 2017 Notes”) and its outstanding 6.875% Cash/9.375% PIK Class I Series 2020 Additional Senior Secured Notes due 2027 issued on May 20, 2020 (the “Series 2020 Notes” and, together with the Series 2017 Notes, the “Existing Notes”) for newly issued 8.500% Class I Series 2021 Additional Senior Secured Notes due 2031 (the “Series 2021 Notes”).

The Exchange Offer is being made only to Eligible Holders (as defined below) who will be eligible to receive and review the Company’s exchange offer memorandum and consent solicitation statement dated September 28, 2021 in respect of the Exchange Offer (the “Exchange Offer Memorandum”), which contains all of the terms of the Exchange Offer. Any capitalized terms used in this press release without definition have the respective meanings assigned to such terms in the Exchange Offer Memorandum.

The Company is offering the Series 2021 Notes as additional notes pursuant to a second amended and restated indenture that will amend and restate the first amended and restated indenture, dated as of May 20, 2020, under which the Existing Notes were issued (the “Existing Indenture”).

The Series 2021 Notes and the Existing Notes not exchanged in the Exchange Offer will be secured by the same collateral currently securing the Existing Notes on a pro rata and pari passu basis. In addition, to secure its obligations under the Series 2021 Notes, the Company, together with the relevant parties thereto, will amend, on or before the Settlement Date (as defined below), the cargo trust agreement governed by Argentine law, dated August 9, 2019, entered into by the Company and the trustee thereto (as amended, the “Cargo Trust”) in order to grant the holders of the Series 2021 Notes, a security interest, subordinated to (i) the rights of creditors under certain existing loans of the Company, and (ii) any debt permitted to be incurred to finance or refinance any capital expenditures made or to be made pursuant to the concession agreement entered into by the Company with the Argentine National Government (as amended form time to time, the “Concession Agreement”) for the operation of our airports in Argentina.

Once the Existing Notes not exchanged in the Exchange Offer are mature or cancelled in full, the Company is required to amend and restate the Cargo Trust and the current trust related to the tariffs, governed by Argentine law, dated January 19, 2017, entered into by the Company and the trustee thereto (the “Tariffs Trust”), so that the Series 2021 Notes become secured by the Cargo Trust on a pro rata and pari passu basis with the existing beneficiaries of the Cargo Trust, and these other beneficiaries become secured by the Tariffs Trust on a pro rata and pari passu basis with the Series 2021 Notes. In accordance with the Concession Agreement, the collateral assignment of revenue must be authorized by the National Airports Regulatory Organization (Organismo Regulador del Sistema Nacional de Aeropuertos) (the “ORSNA”). It is expected that the ORSNA will approve, on or prior to the Settlement Date, the extension of the Tariffs Trust and of the Cargo Trust to include the Series 2021 Notes as beneficiaries thereto (including their future amendment and restatement, once the Existing Notes are cancelled in full). Furthermore, to the extent it becomes permitted by applicable law, the Company will establish a non-interest bearing U.S. dollar trust account with Citibank, N.A., as collateral agent, located in New York, New York, United States to secure the Series 2021 (the “Series 2021 Offshore Reserve Account”). Provided there is no default, funds will be transferred from the U.S. dollar collection account on a weekly basis until the funds on deposit in the Series 2021 Offshore Reserve Account during the third month, second month and month prior to the immediately following payment date are equal to 125% of one third (1/3), two thirds (2/3) and the full amount, respectively, necessary to pay all interest and principal payable on the Class I Series 2021 Additional Notes on the immediately following payment date. If established, the Series 2021 Offshore Reserve Account and all amounts from time to time therein will be maintained in the name of the Company and pledged in favor of Citibank, N.A., as collateral agent, for the sole and exclusive benefit of the Series 2021 Notes and Citibank, N.A. as indenture trustee and New York collateral agent.

Simultaneously with the Exchange Offer, the Company is soliciting consents (the “Consent Solicitation”) to effect certain amendments and obtain certain waivers (the “Proposed Amendments”) to, and in connection with, the Existing Indenture. The Proposed Amendments will, among other things, eliminate substantially all of the restrictive covenants and Events of Default and related provisions under the Existing Indenture with respect to the Series 2020 Notes.

Eligible Holders who validly tender Existing Notes and deliver the required proxy documents under the Consent Solicitation, and do not validly revoke such tenders and proxies, on or prior to 5:00 p.m. (New York City time) on October 12, 2021, unless extended or earlier terminated by the Company in its sole discretion (the “Early Participation Deadline”), and whose Existing Notes are accepted for exchange by the Company, will receive U.S.$1,000 principal amount of Series 2021 Notes per U.S.$1,000 Outstanding Principal Amount (as defined below) of Existing Notes tendered plus accrued and unpaid interest in cash (the “Accrued Interest”) on such Existing Notes from, and including, the most recent date on which interest was paid on such Eligible Holder’s Existing Notes to, but not including, the settlement date, which is expected to be October 28, 2021 (the “Settlement Date”).

As of a given date, the “Outstanding Principal Amount” of Existing Notes equals the original principal amount of such Existing Notes multiplied by the Applicable Amortization Factor as of such date. The amortization factor is determined in accordance with market convention to convert from the Original Principal Amount of the Existing Notes to the Outstanding Principal Amount of the Existing Notes after each principal amortization payment date. The Applicable Amortization Factor for the Series 2017 Notes and the Series 2020 Notes is 0.6875 and 0.91666, respectively.

Eligible Holders who validly tender Existing Notes and deliver proxies after the Early Participation Deadline and before 11:59 p.m. (New York City time) on October 26, 2021 (the “Expiration Deadline”), unless extended or terminated earlier by the Company, and whose Existing Notes are accepted for exchange by the Company will receive U.S.$900 principal amount of Series 2021 Additional Notes per U.S.$1,000 Outstanding Principal Amount of Existing Notes tendered, plus Accrued Interest paid in cash, on the Settlement Date.

It is a condition to the Exchange Offer, among others, that at least 75% of the Outstanding Principal Amount of the Existing Notes is validly tendered for exchange and not withdrawn. Subject to applicable law, the Company reserves the right to waive any and all conditions to the Exchange Offer.

The Exchange Offer and the Consent Solicitation are part of the Company’s plan to (i) increase the efficiency of its capital structure and refinance a material portion of its outstanding indebtedness in order to create a more defensive credit profile that better aligns the debt maturities with the AA2000 Concession Agreement, which was extended in December 2020 for a ten-year period (from February 2028 to February 2038), and (ii) improve its liquidity and cash flow in light of the impact that the COVID-19 pandemic continues to exert in the air transportation industry.

The Exchange Offer is made, and the Series 2021 Notes will be offered and issued, only (a) in the United States to holders of Existing Notes who are “qualified institutional buyers” (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”)) in reliance upon an exemption from the registration requirements of the Securities Act, and (b) outside the United States to holders of Existing Notes who are persons other than “U.S. persons” (as defined in Rule 902 under the Securities Act) in reliance upon Regulation S under the Securities Act and who are non-U.S. qualified offerees. Holders who have returned a duly completed eligibility letter certifying that they are within one of the categories described in the immediately preceding sentence are authorized to receive and review the Exchange Offer Memorandum and to participate in the Exchange Offer and the Solicitation (such Holders, “Eligible Holders”), provided that Eligible Holders who qualify as Argentine Entity Offerees or Non-Cooperating Jurisdiction Offerees may not participate in the Exchange Offer and the Solicitation unless they also complete, sign and submit a letter of transmittal in the form attached as Appendix A to the Exchange Offer Memorandum to the Exchange and Information Agent. Holders who desire to obtain and complete an eligibility letter, proxy materials and letter of transmittal should visit the website for this purpose at https://bonds.morrowsodali.com/AA2000Eligibility.

Citigroup Global Markets Inc., Goldman Sachs & Co. LLC and Santander Investment Securities Inc. are acting as joint dealer managers for the Exchange Offer and Solicitation.

Argentine Entity Offerees and Non-Cooperating Jurisdiction Offerees are subject to certain tax withholdings in respect of interest collected on, and gains or losses resulting from the tendering of the Existing Notes. See "Certain Tax Considerations—Certain Argentine Tax Considerations" in the Exchange Offer Memorandum.

This press release does not constitute an offer to buy or the solicitation of an offer to sell the Existing Notes in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This press release does not constitute an offer to sell or the solicitation of an offer to buy the Series 2021 Notes, nor shall there be any sale of the Series 2021 Notes, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. The Series 2021 Notes will not be registered under the Securities Act or the securities laws of any state and may not be offered or sold in the United States absent registration or an exemption from the registration requirements of the Securities Act and applicable state securities laws. The public offering of the Series 2021 Notes was authorized by the Comisión Nacional de Valores (“CNV”) in accordance with the Argentine Capital Markets Law No. 26,831 (as amended), the Negotiable Obligations Law No. 23,576 (as amended) and the regulations of the CNV.

None of the Company, the dealer managers, the trustee or any affiliate of any of them makes any recommendation as to whether Eligible Holders should tender or refrain from tendering all or any portion of the principal amount of such Eligible Holder’s Existing Notes for Series 2021 Notes in the Exchange Offer or deliver proxies in respect of any of the proposed amendments to the Existing Indenture in the Consent Solicitation. Eligible Holders will need to make their own decision as to whether to tender Existing Notes in the Exchange Offer and participate in the Consent Solicitation and, if so, the principal amount of Existing Notes to tender.

Gimena Albanesi Planning Manager +5411-44852-6411 galbanesi@aa2000.com.ar	OR	The Exchange and Information Agent Morrow Sodali Ltd +1 203 609 4910 AA2000@investor.morrowsodali.com

Joint Dealer Managers for the Exchange Offer are:

Citigroup Global Markets Inc. 388 Greenwich Street New York, New York 10013 Attn: Liability Management Group Toll Free: (800)558-3745 Collect: (212) 723-6106	Goldman Sachs & Co. LLC 200 West Street New York, New York 10282 Attention: Liability Management Group U.S. Toll-free: +1 (800) 828-3182 Collect: (212) 357-1452 Email: GS-LM-NYC@gs.com	Santander Investment Securities Inc. 45 East 53rd Street New York, New York 10022 Attn: Liability Management Toll free: (855) 404-3636 Collect: (212) 940-1442

ABOUT AEROPUERTOS ARGENTINA 2000 S.A.

Aeropuertos Argentina 2000 was founded in 1998 in order to develop and operate the airports throughout the Argentine territory, becoming one of the largest private sector airport operators in the world, with 35 airports under management. Over the last 20 years, AA2000 developed and modernized infrastructure in the main airports in the country, incorporating cutting-edge technology in relation with safety and services. It also contributes to the social, economic and cultural development of the country, thus becoming a regional and international example in the aviation industry. AA2000’s mission is to enable the connection of people, goods and cultures, to contribute to a better world. For more information, visit www.aa2000.com.ar.